Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Augusta Resource Corporation (the “Company”) are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and complies with the Audit Committee requirements of the American Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at that date.

Ernst & Young LLP, a registered public accounting firm, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2009, as stated in their Auditor’s Report. Ernst & Young LLP has provided such opinions.

“Raghunath Reddy”	“Gil C. Clausen”

Raghunath Reddy	Gil C. Clausen
Senior Vice President & Chief Financial Officer	President & Chief Executive Officer

Independent Auditors’ Report on Financial Statements

To the Shareholders of Augusta Resource Corporation

We have audited the consolidated balance sheets of Augusta Resource Corporation (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of shareholders’ equity, operations, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with Canadian generally accepted accounting principles.

We have also audited in accordance with standards of Public Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2010 expressed an unqualified opinion thereon.

March 25, 2010	Ernst & Young LLP
Vancouver, Canada	Chartered Accountants

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Augusta Resource Corporation

We have audited Augusta Resource Corporation’s (the “Company”) internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s assessment of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of shareholders’ equity, operations, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009 of the Company and our report dated March 25, 2010 expressed an unqualified opinion on those financial statements.

March 25, 2010	Ernst & Young LLP
Vancouver, Canada	Chartered Accountants

Augusta Resource Corporation
Consolidated Balance Sheets
As at December 31, 2009 and 2008
(in U.S. dollars)

	2009	2008
ASSETS
Current
Cash and cash equivalents	$6,247,217	$7,563,190
Accounts receivable - Note 6	268,476	1,163,339
Due from related parties - Note 11	252,444	302,877
Prepaids and deposits	313,714	359,063
Total current assets	7,081,851	9,388,469
Capital assets - Note 5	7,739,911	5,033,493
Deposits on long-lead equipment - Note 5	35,490,072	15,282,230
Other assets - Note 6	2,144,664	2,854,475
Mineral properties - Note 7	25,665,438	25,462,869
Deferred development costs - Note 7	64,516,724	41,717,224
Total assets	$142,638,660	$99,738,760

LIABILITIES
Current
Accounts payable and accrued liabilities	$12,386,174	$3,774,450
Current portion of long-term debt - Note 8	42,177,512	556,945
Total current liabilities	54,563,686	4,331,395
Long-term debt - Note 8	3,590,439	35,692,184
Total liabilities	58,154,125	40,023,579

SHAREHOLDERS' EQUITY
Share capital - Note 9	123,386,017	92,614,531
Contributed surplus	17,513,815	15,466,475
Accumulated other comprehensive income	(5,534,505)	(5,534,505)
Deficit	(50,880,792)	(42,831,320)
Total shareholders' equity	84,484,535	59,715,181

Total liabilities and shareholders' equity	$142,638,660	$99,738,760

Commitments - Note 14
Subsequent events - Note 18

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil C. Clausen
Richard W. Warke, Director	Gil C. Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Operations
For the years ended December 31, 2009, 2008 and 2007
(in US dollars)

	2009	2008	2007

EXPENSES
Salaries and benefits	$1,913,506	$2,738,718	$1,804,875
Stock-based compensation	1,120,555	2,378,054	1,638,728
Exploration	-	-	321,712
Legal, Accounting and Audit	822,650	3,397,442	939,579
Travel	148,907	447,766	292,366
Consulting and Advisory services	76,947	636,892	255,119
Filing and Regulatory fees	80,834	151,813	174,839
Recruiting fees and relocation costs	53,405	161,622	34,096
Office and Administration	250,933	309,069	133,175
Rent	161,194	150,018	48,907
Investor Relations	157,171	152,483	259,956
Directors' fees	109,296	134,823	59,184
Insurance	170,133	159,175	100,944
Memberships and Conferences	25,191	34,009	7,602
Amortization	154,854	87,894	33,311
Fiscal and Advisory services	12,968	12,169	14,764
Loss from operations	(5,258,544)	(10,951,947)	(6,119,157)
Interest and other income, net	242,664	148,201	808,188
Other expenses	(502,244)	(575,302)	(267,380)
Litigation settlement	-	(2,626,004)	-
Foreign exchange gains (losses)	596,880	(2,985,504)	(240,479)
Interest and finance charges	(98,312)	(239,005)	(169,742)
Loss from continuing operations	(5,019,556)	(17,229,561)	(5,988,570)
Gain (loss) from discontinued operations - Note 4	(508,385)	543,177	(1,664,213)
Net loss for the year	$(5,527,941)	$(16,686,384)	$(7,652,783)

Basic and diluted loss per share
Continuing operations	$(0.05)	$(0.19)	$(0.07)
Discontinued operations	(0.01)	0.01	(0.02)
Basic and diluted loss per share	$(0.06)	$(0.18)	$(0.09)

Weighted average number of shares outstanding - basic and diluted	96,409,230	88,643,084	81,795,564

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2009, 2008 and 2007
(in U.S. dollars)

	2009	2008	2007

Net loss for the year	$(5,527,941)	$(16,686,384)	$(7,652,783)
Other comprehensive loss in the year Cumulative translation adjustments	-	(16,430,577)	11,256,712
Comprehensive loss for the year	$(5,527,941)	$(33,116,961)	$3,603,929

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
(in US dollars)

	2009	2008	2007
Cash flows used in operating activities
Loss from continuing operations	$(5,019,556)	$(17,229,561)	$(5,988,570)
Items not involving cash
Amortization	154,854	87,894	33,311
Foreign exchange losses (gains)	(621,956)	4,008,876	222,740
Stock-based compensation	1,120,555	2,378,054	1,638,728
Litigation settlement	-	2,626,004	-
Amortization of deferred financing costs	36,065	15,765	-
Other	47,350	(84,621)	1,622
	(4,282,688)	(8,197,589)	(4,092,169)
Changes in non-cash working capital items
Accounts receivable	149,710	(98,483)	(166,818)
Prepaids and deposits	146,121	(310,335)	83,457
Accounts payable and accrued liabilities	(355,832)	1,133,218	614,442
Cash used in operating activities	(4,342,689)	(7,473,189)	(3,561,088)

Financing activities
Shares issued for cash	30,806,064	283,962	38,339,427
Share issue costs	(2,190,327)	-	(22,766)
Proceeds from loan facility	8,940,150	30,996,067	-
Repayment of long-term note	(556,945)	(554,667)	(172,750)
Cash provided by (used in) financing activities	36,998,942	30,725,362	38,143,911

Investing activities
Mineral property additions and expenditures	(86,358)	(2,339,330)	(1,023,232)
Deposits on long-lead equipment	(14,991,717)	(17,854,903)	-
Deferred development expenditures	(17,673,855)	(19,753,244)	(12,068,723)
Capital asset additions	(2,852,353)	(1,654,255)	(4,353,920)
Cash used in investing activites	(35,604,283)	(41,601,732)	(17,445,875)

Proceeds received from (provided to) discontinued operations	1,000,000	1,597,356	(2,982,137)
Effect of exchange rate changes on cash and cash equivalents	633,357	(1,579,756)	3,458,368
Increase (decrease) in cash and cash equivalents during the year	(1,314,673)	(18,331,959)	17,613,179
Cash and cash equivalents, Beginning of year	7,563,190	25,895,149	8,281,970
Cash and cash equivalents, End of year	$6,248,517	$7,563,190	$25,895,149

Supplmental cash flow information on non-cash transactions - Note 10

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
December 31, 2009
(in U.S. dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity

Balance, December 31, 2006	72,749,067	$51,862,516	$12,302,097	$(360,640)	$(18,468,725)	$45,335,248
Issued shares for cash	10,719,827	34,932,775	-	-	-	34,932,775
Exercise of options	74,167	34,640	(5,637)	-	-	29,003
Exercise of warrants	5,045,000	5,300,177	(1,064,658)	-	-	4,235,519
Stock-based compensation expense	-	-	1,638,728	-	-	1,638,728
Share issue costs	-	-	-	-	(23,428)	(23,428)
Foreign currency translation	-	-	-	11,256,712	-	11,256,712
Net loss for the year	-	-	-	-	(7,652,783)	(7,652,783)
Balance, December 31, 2007	88,588,061	92,130,108	12,870,530	10,896,072	(26,144,936)	89,751,774
Exercise of stock options	146,200	484,423	(199,663)	-	-	284,760
Stock-based compensation expense	-	-	2,378,054	-	-	2,378,054
Stock-based compensation capitalized	-	-	417,554	-	-	417,554
Cumulative translation adjustments	-	-	-	(16,430,577)	-	(16,430,577)
Net loss for the year	-	-	-	-	(16,686,384)	(16,686,384)
Balance, December 31, 2008	88,734,261	92,614,531	15,466,475	(5,534,505)	(42,831,320)	59,715,181
Shares and warrants issued pursuant to private placement	3,350,000	3,740,210	251,052	-	-	3,991,262
Shares and warrants issued pursuant to equity offering	14,237,000	26,218,197	237,845	-	-	26,456,042
Proceeds from exercise of stock compensation options and warrants	280,555	711,252	(123,944)	-	-	587,308
Proceeds from exercise of stock options	100,000	13,487	(4,190)	-	-	9,297
Share issue costs for equity offering	-	-	-	-	(2,428,169)	(2,428,169)
Share issue costs for private placement	67,000	88,340	5,022	-	(93,362)	-
Stock-based compensation expense	-	-	1,120,555	-	-	1,120,555
Stock-based compensation capitalized	-	-	561,000	-	-	561,000
Net loss for the year	-	-	-	-	(5,527,941)	(5,527,941)
Balance, December 31, 2009	106,768,816	$123,386,017	$17,513,815	$(5,534,505)	$(50,880,792)	$84,484,535

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Augusta Resource Corporation (“Augusta” or the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont property”) near Tucson, Arizona. The realization of the Company’s investment in mineral properties is dependent upon various factors, including the ability to obtain the necessary financing to complete the development of the Rosemont property, future profitable operations, or, alternatively, upon disposal of the property at amounts sufficient to recover capitalized expenditures.

The Company incurred a loss of $5,527,941 for the year ended December 31, 2009 (2008 - $16,686,384; 2007 - $7,652,783) and has an accumulated deficit of $50,880,792 as at December 31, 2009. The losses have been funded primarily through the issuance of $30,806,064 in equity and draw down of $8,940,150 of a loan facility provided by Sumitomo Corporation of America (“Sumitomo”) (Note 9, Loan facility).The Company has no revenues from operations and does not expect to generate any revenues from operations until the Company completes its development and construction of the Rosemont project, which is expected be to in early 2012. The Company’s planned activities for 2010 anticipate significant Rosemont Project expenditures exceeding its current cash reserves. The Company will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long-lead time mining equipment. The funds required for the planned activities in 2010 are expected to be raised from additional debt and equity financings, off-take agreements and possibly through joint ventures, producing sharing arrangements or other means. Recent upheavals in financial markets worldwide could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds that it requires could result in the delay or indefinite postponement of further exploration and development of its property which may in turn, result in an impairment charge being required with respect to the Company’s mineral properties, deposits on long-lead equipment and deferred development costs.

As the Company is listed on the NYSE Amex, a reconciliation from Canadian to United States (“US”) GAAP is required - Note 17.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All inter- company transactions and balances have been eliminated.

Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has not identified any VIEs at December 31, 2009.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

(b)	Cash and cash equivalents

Cash consists of deposits in banks and guaranteed investment certificates (“GICs”) with an original maturity of three months or less.

(c)	Capital assets

Capital assets are carried at cost, less accumulated amortization. Amortization begins when the asset is substantially put into service and is primarily calculated on a straight line basis over the following terms:

Land	N/A
Water rights	Unit-of-production
Buildings	10 years
Computer Software	3 years
Computer Hardware	5 years
Furniture & Equipment	5 years

Water rights will be amortized on a unit-of-production basis over the estimated proven and probable ore reserves upon commencement of commercial production at Rosemont. Plant and equipment will be amortized over their expected economic lives using either the unit-of-production or the straight line basis, as appropriate. When debt is incurred to finance the purchase of plant and equipment, the interest and financing costs associated with such debt are capitalized. Upon commencement of commercial production, the interest and financing costs are amortized over the life of the mine.

(d)	Mineral properties and deferred development costs

Mineral properties are carried at cost less accumulated depletion and any accumulated impairment charges. Mineral property expenditures consists of payments to acquire property rights and leases, exploration and evaluation costs on a property once a determination has been made that a property has potentially recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. Exploration expenditures made prior to this determination that a property has economically recoverable resources are expensed as incurred.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study; a property is capable of economical commercial production as a result of having established proven and probable reserves.

Stripping costs represent the cost incurred to remove overburden and other waste materials to access ore. Stripping costs incurred prior to the commencement of commercial production are deferred and included as part of deferred development costs.

Pre-production expenditures, net of any sales proceeds, are capitalized as deferred development costs until such time production rates achieve sustained commercial production levels.

Once a mine has achieved commercial production, mineral properties are depleted on a units-of-production basis.

The Company reviews the carrying values of mineral properties and deferred exploration and development expenditures regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the event the estimated undiscounted cash flows expected from its use or eventual disposition is

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

(e)	Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operations of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying value of the asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation.

As at December 31, 2009 and 2008, the Company did not have any asset retirement obligations.

(f)	Share issue costs

Share issue costs are recorded as an increase to the deficit in the year in which they are incurred.

(g)	Loss per share

Basic net loss per share is computed using the weighted average number of common share equivalents outstanding during the year. The Company uses the treasury stock method for the calculation of diluted loss per share.

(h)	Foreign currencies

Effective January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to the U.S. dollar. Transactions undertaken in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent U.S. dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operations and deficit. The effect of fluctuations in exchange rates between the dates of transactions and the settlements is reflected in the statement of operations.

The financial statements of Canadian dollar subsidiaries are translated into U.S. dollars using the temporal method for integrated operations, as follows:

monetary assets and liabilities using the exchange rate in effect at the balance sheet date;

non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;

revenue and expense items at approximate exchange rates prevailing at the time the transactions occurred;

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

depreciation or amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate; and

translation gains and losses on monetary items or non-monetary items carried at market are included in the current year’s statement of operations.

(i)	Stock-based compensation

The fair value method of accounting is used for stock-based awards. Under this method, stock options are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to the mineral properties over the vesting period with a corresponding credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from contributed surplus to share capital. For options subject to graded vesting, the Company calculates the fair value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

(j)	Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(k)	Debt financing costs

Costs incurred during the process of obtaining debt financing are deferred. These costs are amortized over the life of the related debt instrument.

(l)	Use of estimates

These consolidated financial statements have been prepared in accordance with GAAP which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting year. Actual results may differ from those estimates.

(m)	Financial instruments – recognition and measurements

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. Financial instruments are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to- maturity, loans and receivables, or other financial liabilities as follows:

Held-for-trading financial instruments are purchased and incurred with the intention of generating income in the near term. These instruments are measured at their fair value with change in fair value recognized in net income for the period.

Available for sale financial assets are financial assets that are designated as available for sale and are not categorized into any other financial instrument category. These instruments are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

  Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold-to-maturity. These are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

  Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.

  Other financial liabilities are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

a)	Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period” was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on the Company’s financial statements.

b)	Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard was effective for our fiscal year beginning on January 1, 2009 and adoption of EIC-173 did not have any effect on the Company’s financial statements.

c)	Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard was effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

d)	Financial Instruments

In June 2009, CICA amended Section 3862, Financial Instrument – Disclosures, to provide additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures were applicable to annual financial statements commencing with the Company’s annual consolidated financial statements for its year ending December 31, 2009 (Note 13).

e)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011 with restatement of comparable information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion. The Company has completed its IFRS diagnostic plan and is currently preparing its IFRS conversion plan which will outline the steps required to complete for the transition to IFRS.

4.	DISCONTINUED OPERATIONS

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ely Gold & Minerals Inc. (“Ely”) (formerly known as Ivana Ventures Inc.) for the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. On February 29, 2008, with final regulatory approvals received, the transaction with Ely closed.

For the year ended December 31, 2009, the Company recorded a loss of $508,385 resulting from the write- off of the expired Ely warrants, interest accretion of the Ely receivable and the fair value reduction of the Ely receivable due to extending the Ely payment terms, which were reported as a gain (loss) from discontinued operations.

In accordance with the definitive agreement the consideration for the sale is $6,625,000 in cash and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of Cdn$0.50 per share. The cash portion of the purchase price is payable in instalments over five years, with $1,625,000 paid on closing and $1,000,000 payable each 12 months thereafter. The shares of the subsidiaries and the properties directly are pledged to the Company as its sole recourse for non- payment of any portion of the purchase price.

Based on the net book value of the discontinued operations as at the February 29, 2008, the date of closing, and the actual Canadian dollar proceeds, a gain on sale of $543,177 was recognized for the year ended December 31, 2008.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

5.	CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	December 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated
	Cost	Amortization	Value	Cost	Amortization	Net Book Value
Land	$3,445,340	-	$3,445,340	$2,253,884	$-	$2,253,884
Water rights	3,805,847	-	3,805,847	2,215,847	-	2,215,847
Vehicles	244,341	71,939	172,402	201,771	17,885	183,886
Buildings	161,046	30,379	130,667	159,196	19,195	140,001
Furniture and equipment	74,698	27,373	47,325	89,529	26,049	63,480
Computer software	186,537	92,350	94,187	166,419	36,847	129,572
Computer hardware	84,245	40,102	44,143	70,671	23,848	46,823
	$8,002,054	$262,143	$7,739,911	$5,157,317	$123,824	$5,033,493

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”). The water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has also received tradable water storage certificates for this water inventory.

Deposits on long-lead equipment

	2009	2008

Balance, December 31, 2008 and 2007	$15,282,230	$-
Deposits made during the year	14,991,717	17,892,993
Contractual obligations to be paid in the following period	5,254,215	-
Effect from changes in foreign exchange rates	-	(2,610,763)
Reclassifications	(38,090)	-
Balance, December 31, 2009 and 2008	$35,490,072	$15,282,230

During the year ended December 31, 2009, the Company made deposits totalling $14,991,717 (2008 -$17,892,993) primarily on SAG mill and two ball mills, three mill drives and three electric mining shovels.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

6.	OTHER ASSETS

	2009	2008
Balance, December 31, 2008 and 2007	$3,900,810	$-
Sale of DHI Minerals Inc. to Ely	-	3,528,926
Interest accretion	490,901	371,884
Loan Impairment charge	(929,628)	-
Payment received	(1,000,000)	-
Write-off of expired warrants	(67,419)	-
	2,394,664	3,900,810
Less current portion	(250,000)	(1,046,335)
Long-term receivable	$2,144,664	$2,854,475

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties (Note 4) for cash consideration of $6.625 million of which $1.625 million was paid on closing and the remaining $5 million is payable in annual instalments of $1 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3,000,000 shares of Ely for eighteen months after closing at a price of Cdn$0.50 per share. The fair value of the consideration was $3,596,345 comprising of $3,528,926 fair value of the $5 million receivable (“Ely Receivable”) calculated using a 15% discount rate and $67,419 fair value for the Warrants, which was calculated using the Black-Scholes option-pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 207%, a risk free rate of 1.11% and no dividends. The first Annual Payment of $1 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written off to loss from discontinued operations.

On November 16, 2009, the Company had agreed to an extension of the time for Ely to pay the remaining $4 million under the following terms:

Due Date	Amount Due

June 1, 2010	$250,000
June 1, 2011	500,000
June 1, 2012	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
$4,000,000

In consideration for this extension, Ely granted the Company share purchase warrants for the purchase of up to 2,000,000 Ely common shares at a price of Cdn$0.25 per common share and expires on May 16, 2011. The share purchase warrants had a fair value of $8,714 based on the following assumptions: expected life of 1.5 years, expected volatility of 40%, risk free interest rate of 1.34% and no dividends. On December 31, 2009, Ely’s stock price closed at Cdn$0.13 on the TSX Venture Exchange.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

7.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:
	2009	2008

Balance, December 31, 2008 and 2007	$25,462,869	$29,145,396
Acquisition costs	86,358	2,306,052
Effect from changes in foreign exchange rates	-	(5,986,624)
Capitalized interest	116,211	-
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869

Development costs consist of:
	2009	2008

Balance, December 31, 2008 and 2007	$41,717,224	$28,588,056
Work program expenditures	21,303,409	23,919,161
Capitalized loan interest charges	935,990	619,986
Effect from changes in foreign exchange rates	-	(11,827,533)
Capitalized stock compensation expense	560,100	417,554
Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont property in Pima County, Arizona. The Rosemont property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in the Rosemont property for $20.4 million and subject to a 3% net smelter royalty. The Rosemont property comprises of 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.4 million purchase price was payable over a three-year period. After the Company made its first payment of $6.7 million in 2005, on March 31, 2006 the Company exercised its option to purchase the Rosemont property with a final payment of $13.7 million. The $20.4 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the year ended December 31, 2009, the Company spent $21,303,409 (2008 - $23,919,161) on basic engineering and design, project salaries and benefits, and permitting activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

8.	LONG-TERM DEBT

Long-term debt consists of:

	2009	2008

Long-term note (a)	$1,547,384	$1,988,118
ASARCO production payment (b)	2,600,000	2,600,000
Loan facility (c)	41,620,567	31,661,012
	45,767,951	36,249,130
Current portion	(42,177,512)	(556,945)
	$3,590,439	$35,692,184

a)	Long-term note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $988,031 as well as the assumption of a promissory note, bearing interest at 8%, for $2,223,720. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $556,945 on the February 20 anniversary date. On February 20, 2009 the second payment of $556,945 was made. The outstanding balance as at December 31, 2009 was $1,547,384 of which $556,945 is current.

During the year ended December 31, 2009, the Company had capitalized $116,211 (2008 - $Nil) of interest to mineral properties.

b)	ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolves a lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $250,000 cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre- production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using an 18% discount rate, as mutually agreed with ASARCO.

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. As a result, the Company recorded a $2,600,000 liability with respect to the pre- production payment option.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

c)	Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo has provided a $40 million loan facility to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment purchase contracts ($27 million) and general working capital ($13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR + 1.50%. There were no other fees associated with the facility. The loan is guaranteed by the Company and is secured against Rosemont’s assets, including the $35,490,072 of deposits on long-lead time equipment that are on order and will mature on June 17, 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project, which expired unexercised.

During the year ended December 31, 2009, the Company had accrued $983,340 (December 31, 2008 – $661,540) of interest of which $935,990 (2008 - $619,986) was capitalized to the Rosemont project.

As at December 31, 2009, the $40 million loan facility has been fully drawn (December 31, 2008 - $31,043,962) and the Company has accrued interest, net of financing costs, of $1,620,567 (December 31, 2008 - $617,050). Since the loan facility is due on June 17, 2010, the outstanding principle plus accrued interest has been classified as a current liability (Note 18 (a)).

9.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of
	shares	Amount
Balance at December 31, 2006	72,749,067	$51,862,516
Issued pursuant to equity financing	10,719,827	34,932,775
Issued pursuant to exercise of warrants	5,045,000	5,300,177
Issued pursuant to exercise of stock options	74,167	34,640
Balance at December 31, 2007	88,588,061	92,130,108
Issued pursuant to exercise of stock options	146,200	484,423
Balance at December 31, 2008	88,734,261	92,614,531
Issued pursuant to private placement	3,350,000	3,740,210
Issued pursuant to Prospectus Offering	14,237,000	26,218,197
Issued pursuant to exercise of stock options	100,000	9,297
Issued pursuant to exercise of broker warrants and options	280,555	587,308
Transfer fair value of exercised stock options	-	4,190
Transfer fair value of exercised broker warrants and options	-	123,944
Issued as compensation pursuant to private placement	67,000	88,340
Balance at December 31, 2009	106,768,816	$123,386,017

On August 19, 2009, the Company completed a prospectus offering conducted by a syndicate of underwriters led by Wellington West Capital Markets Inc. (the “Underwriters”) for the sale of 14,237,000

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

common shares, including a 15% over-allotment of 1,857,000 common shares, at a price of Cdn$2.02 for gross proceeds of Cdn$28,758,740 ($26,218,196). In connection with the prospectus offering, the Company incurred share issue costs totalling $2,175,067, which included compensation options to the Underwriters to purchase 427,109 common shares at a price of Cdn$2.19 per common share, exercisable in whole or in part until August 6, 2010. These compensation options had a fair value of $237,845.

On April 17, 2009, the Company completed a private placement with the issuance of 3,350,000 units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5,025,000 ($3,991,263). Each unit consists of one common share and one non-transferable share purchase warrant exercisable at Cdn$2.30 per warrant exercisable until April 17, 2010. The common shares were subject to a four month hold period.

A finder’s fee consisting of cash of $206,858 (Cdn$251,250) and 67,000 units having a fair value of $93,362 (common shares - $88,340; share purchase warrants - $5,022) was paid to Peninsula Merchant Syndications Corp. In total, the Company incurred $346,466 of costs relating to this private placement and were charged to share issue costs.

The Company charges costs in connection with equity financings to deficit in accordance with the Company’s accounting policy on share issue costs.

Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock option plan as at December 31, 2009:

		Average
		exercise
	Number of	price
	Shares	(Cdn$)
Outstanding as at December 31, 2006	4,801,167	$1.76
Granted	1,185,000	2.31
Exercised	(74,167)	0.04
Forfeited	(25,000)	1.78
Outstanding as at December 31, 2007	5,887,000	$1.89
Granted	2,170,000	4.00
Exercised	(146,200)	2.02
Forfeited	(619,584)	2.80
Outstanding as at December 31, 2008	7,291,216	2.44
Granted	1,790,000	0.71
Exercised	(100,000)	0.10
Forfeited	(505,416)	2.10
Outstanding as at December 31, 2009	8,475,800	$2.14

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock compensation expense and capitalized stock compensation expense for the three years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Stock compensation expense	$1,120,555	$2,378,054	$1,638,728
Capitalized stock compensation expense	561,000	417,554	-
	$1,681,555	$2,795,608	$1,638,728

The following assumptions were used in the Black Scholes option pricing model to fair value of the stock options granted during the twelve months ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Expected life	3.5	3.0	3.0
Expected volatility	81% - 90%	65% -90%	67 – 69%
Weighted average volatility	87%	65%	69%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.81% - 2.34%	1.79% - 4.09%	3.58% - 3.93%
Weighted average risk free rate	2.05%	3.09%	3.86%

Weighted average fair value per option	$0.46	$2.21	$1.11

The following table summarizes stock options outstanding as at December 31, 2009:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Options	Price	Life	Options	Price	Life
Exercise Prices (Cdn$)	Outstanding	(Cdn$)	(Years)	Outstanding	(Cdn$)	(Years)
$0.68 - $1.13	1,800,000	$0.73	4.8	368,332	$0.73	4.9
$1.55 - $1.90	2,310,800	1.59	1.0	2,310,800	$1.59	1.0
$2.05 - $2.94	2,450,000	2.14	2.0	2,076,656	2.10	1.7
$3.50 - $3.61	300,000	3.56	3.1	150,000	3.57	3.1
$4.10 - $4.97	1,615,000	4.26	8.2	778,327	4.26	8.2
	8,475,800	$2.14	4.1	5,684,115	$2.14	4.1

The following table summarizes the outstanding share purchase warrants and compensation options as at December 31, 2009:

	Exercise Price		December 31,			December 31,
	(Cdn$)	Expiry Date	2008	Issued	Exercised	2009

Share purchase warrants	$2.30	April 17, 2010	-	3,417,000	(67,000)	3,350,000
Compensation options	$2.19	August 6, 2010	-	427,109	(213,555)	213,554
			-	3,844,109	(280,555)	3,563,554

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

10.	SUPPLEMENTAL CASH FLOW INFORMATION ON NON-CASH TRANSACTIONS

	2009	2008	2007
Purchase of property for promissory note	$-	$-	$2,223,720
Warrants issued on private placement (1)	93,361	-	-
Compensation options issued as share issue (1)	237,845	-	-
Fair value of Ely share purchase warrants	$8,331	$67,420	$-

Note 1 – Issued pursuant to equity financings (Note 9 (b))

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. During the twelve months ended December 31, 2009, the Company charged $570,597 (2008 - $451,347) to these companies for their share of the rent, salaries and administrative expenses. As at December 31, 2009, $239,029 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies.

As at December 31, 2009, accounts receivable included $13,416 (December 31, 2008 - $63,153) due from an Officer of the Company and companies related to the Officer.

Included in accounts payable and accrued liabilities at December 31, 2009 was $26,944 (December 31, 2008 - $75,290) due to an Officer of the Company for accrued salary.

All related party transactions are recorded at the exchange amount.

12.	MANAGEMENT OF CAPITAL RISK

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company is in discussions with certain parties to provide funding for the Company to execute its business plan. With the completion of an Updated Feasibility Study and continuation with the permitting process, the Company will require additional funding to complete the permitting process and through to mine and mill construction. The Updated Feasibility Study estimated the capital cost of the mill and mining equipment and all related construction costs at $897 million. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long term debt and current liabilities as well as the cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditures budgets that are updated as necessary depending on various factors, including successful

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

capital deployment and general industry conditions. The annual budgets are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

Based on our 2010 capital requirements which will include the repayment of the $40 million Sumitomo debt due on June 17, 2010 and to maintain its ongoing development of Rosemont as well as for administrative purposes, the Company will require additional funding. On January 4, 2010, the Company signed a credit approved term sheet for a $40 million senior secured loan. Upon completion of the customary documentations, the loan proceeds will be used to repay the Sumitomo debt. Augusta is planning to meet its future expenditures and obligations by raising sufficient funds by issuing shares, entering into a joint venture arrangement and or issuing debt. The Company is currently in discussions with external parties regarding financing arrangements but it is not possible to predict whether these efforts will be successful.

13.	FINANCIAL INSTRUMENTS

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held- for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.

The carrying values of the Company’s financial instruments are classified into the following categories:

	Category	Measurement	2009	2008
Cash and cash equivalents	Held for trading	Fair Value - Level 1	$6,247,217	$7,563,190
Accounts receivables	Loans and receivable	Amorized cost	2,665,584	4,320,691
Accounts payable and
accrued liabilities	Other financial liabilities	Amorized cost	(12,386,174)	(3,774,450)
Current and long-term debt	Other financial liabilities	Amorized cost	$(45,767,951)	$(36,249,130)

Financial instruments measured at amortized cost are initially recognized at fair value and then subsequently at amortized cost with gains and losses recognized in the statements of operations in the period in which the gain or loss occurs.

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. These fair values are not materially different from their carrying value.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange), credit risk and liquidity risk. Reflecting the current stage of development of the Company’s Rosemont project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

On January 1, 2010, the Company changed its functional and reporting currency from Canadian to U.S. dollar. As a result, the Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in exchange rates.

The Company issues equity in Canadian dollars but a majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and currently does not hedge its exposure to currency fluctuations.

As at December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

Cash and cash equivalents	$4,942,433
Accounts receivable	253,350
Prepaid expenses	9,966
Accounts payable and accrued liabilities	(512,029)
$4,693,720

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2009, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $408,000 (2008 - $250,000).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held at a large Canadian chartered bank and invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset and significant portion of the accounts receivable relates to an Ely receivable, which has a fair value of $2,394,664, and payable over a five year period and warrants exercisable into 2,000,000 Ely common shares through to May 16, 2011. On November 16, 2009, the Company had agreed to extend the terms for payment for an additional two years to 2015. In the event that Ely does not make the required payments (Note 7) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on current obligations the Company will require additional funding in the second quarter of 2010 and is currently in discussions with a number of financial institutions and other intermediaries regarding financing alternatives necessary to advance the project through permitting to construction. While the Company continues to seek alternative financing arrangements it is not possible to predict whether these efforts will be successful.

14.	COMMITMENTS

The following table lists the known contractual obligations as at December 31, 2009:

in thousands of U.S. dollars	< 1 year	1 - 2 years	2 - 3 years	> 3 years	Total

Accounts payable and accrued liabilities	$12,386	$-	$-	$-	$12,386
Current portion long-term debt	41,621	-	-	-	41,621
Note payable	557	557	557	-	1,671
Long-lead equipment purchases	36,753	68,293	-	-	105,046
Land purchases	112	69	69	1,146	1,397
Operating lease obligations	186	172	88	177	624
	$91,615	$69,092	$715	$1,323	$162,744

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately $29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 totalled $10.1 million, $11.0 million for 2009 and $7.3 million for 2010. To December 31, 2009 all of the 2009 required payments had been made.

On April 8, 2008 the Company announced the signing of a Letter Award with a subsidiary of ABB Ltd. for the supply of three gearless mill drives for $40.6 million (€28.3 million). Payments required in 2008 totaled $3.3 million (€2.7 million), $12.8 million (€6.4 million) for 2009, $16.7 million (€11.8 million) for 2010 and $10.7 million (€7.4 million) for 2011. To December 31, 2009, all of the 2009 payment requirements had been made except for $5.3 million (€3.7 million) which was paid in January 2010.

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of $8.4 million with payments in 2008 totaling $0.6 million, $0.5 million for 2009, $2.5 million for 2010 and $4.8 million for 2011. The 3 shovels are being purchased from Bucyrus International Inc. for total commitments of $63.8 million with payments in 2008 totaling $3.0 million, $11.7 million for 2010 and $49.1 million for 2011. On December 18, 2008 a contract amendment for the three shovels was completed that delayed the 2009 payments until 2010.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

15.	INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and Provincial Income tax rates to the loss before the tax provision due to the following:

	2009	2008	2007
Net loss from continuing operations	$(5,019,556)	$(17,229,561)	$(5,988,570)
Statutory tax rate	30.00%	31.00%	34.12%

Recovery of income taxes computed at standard rates	(1,505,867)	(5,341,164)	(2,002,913)
Differences in foreign tax rates	(278,899)	(1,296,578)	(14,992)
Tax losses not recognized in the period that the benefit arose	1,771,060	4,260,986	1,294,405
Foreign exchange gains (losses)	(375,330)	2,207,473	(106,427)
Stock based compensation	166,238	505,960	558,640
Other permanent differences	222,798	(336,677)	271,287
	$-	$-	$-

As of December 31, 2009, the Company has Canadian loss carry forwards of approximately $15,085,000 (2008 - $12,662,000) and US loss carry forwards of approximately $38,700,000 (2008 - $25,084,000) available to reduce future years’ income for tax purposes. The tax loss carry forwards expire at various times between 2010 and 2029. The utilization of the U.S. loss carry-forwards may be subject to certain annual limitations under the provisions of the Internal Revenue Code Section 382 relating to a 50% change in control over a three-year period. Additional change in control could have occurred since December 31, 2009 as a result of the equity offering announced on February 12, 2010 which may further limit the availability of losses prior to the date of change in control.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items from financial and income tax reporting purposes. Significant components of the Company’s future tax assets and liabilities as at December 31, 2009 and 2008 are as follows:

	2009	2008	2007
Future income tax assets
Non-capital losses and other future tax deductions	$21,138,000	$13,821,000	$5,103,734

Mineral properties, deferred development and capital assets	-	2,000	79,951
Other assets	202,000	109,000	-
Long-term debt	1,028,000	1,127,000	-
	22,368,000	15,059,000	5,183,685
Valuation allowances for future income tax assets	(11,385,000)	(7,670,000)	(5,183,685)
	10,983,000	7,389,000	-
Future income tax liabilities
Mineral properties, deferred development and capital assets	(10,983,000)	(7,389,000)	-
Net future tax assets (liabilities)	$-	$-	$-

As the criteria for recognizing future income tax assets have not been met due to uncertainty of realization, a valuation allowance has been recorded for each of the years.

16.	SEGMENTED INFORMATION

The Company operates in one industry. As at December 31, 2009, the Company’s long-lived assets were in Canada, $2,154,276 (2008 - $2,867,811) and in the United States - $133,402,533 (2008 - $87,482,479).

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized on the following tables.

	December 31, 2009
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$142,638,660	$58,154,125	$84,484,535
Mineral property expenditures (a)	(22,755,313)	-	(22,755,313)
Deferred financing costs	24,311	1,362,248	(1,337,937)
Effect of changes in foreign exchange rates (a)	2,177,633	-	2,177,633
Capitalized interest (d)	247,174	-	247,174
Reported under USGAAP	$122,332,465	$59,516,373	$62,816,092

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

	December 31, 2008
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$99,738,760	$40,023,579	$59,715,181
Mineral property expenditures (a)	(22,594,673)	-	(22,594,673)
Effect of changes in foreign exchange rates (a)	2,177,633	-	2,177,633
Capitalized interest (d)	247,174	-	247,174
Reported under US GAAP	$79,568,894	$40,023,579	$39,545,315

	Cumulative from
	Inception (1985) to	Year ended December 31,
Statements of Operations	December 31, 2009	2009	2008	2007
Net loss reported under Canadian GAAP	$(38,459,133)	$(5,527,941)	$(16,686,384)	$(7,652,783)
Mineral property expenditures (a)	(22,755,313)	(160,640)	-	(9,109,126)
Warrants (b)	(7,109,697)	(967,963)	-	(109,453)
Capitalized interest (d)	247,174	-	190,592	56,582
Accretion expense on debenture	246,924	-	-	-
Debt issue costs	(215,901)	-	-	-
Assets of discontued operations (a)	-	-	1,121,316	(620,552)
Interest and finance charges	1,248,492	-	-	-
Net loss reported under US GAAP	$(66,797,454)	$(6,656,544)	$(15,374,476)	$(17,435,332)
Basic and fully diluted loss per share under US GAAP		$(0.07)	$(0.17)	$(0.21)
Weighted average number of common shares outstanding		96,409,230	88,643,084	81,795,564

	Cumulative from
	Inception (1985) to	Year ended December 31,
Comprehensive loss	December 31, 2009	2009	2008	2007
Net loss reported under US GAAP	$(66,797,454)	$(6,656,544)	$(15,374,476)	$(17,435,332)
Other comprehensive income
Cumulative translation adjustment	(3,500,992)	-	(11,472,442)	8,332,090
Comprehensive loss reported under US GAAP	$(70,298,446)	$(6,656,544)	$(26,846,918)	$(9,103,242)

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

	December 31, 2009
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under CanadianGAAP	$123,386,017	$17,513,815	$(50,880,792)	$(5,534,505)	$84,484,535
Mineral property expenditures (a)	-	-	(22,755,313)	2,177,633	(20,577,680)
Warrants (b)	7,745,316	(744,140)	(8,194,993)	(144,120)	(1,337,937)
Convertible debenture	-	(1,220,139)	1,220,139	-	-
Share issue costs (c)	(6,948,911)	-	6,948,911	-	-
Capitalized interest (d)	-	-	247,174	-	247,174
Accretion expense on debenture	(250,337)	-	250,337	-	-
Reported under US GAAP	$123,932,085	$15,549,536	$(73,164,537)	$(3,500,992)	$62,816,092

	December 31, 2008
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under CanadianGAAP	$92,614,531	$15,466,475	$(42,831,320)	$(5,534,505)	$59,715,181
Mineral property expenditures (a)	-	-	(22,594,673)	2,177,633	(20,417,040)
Warrants (b)	7,745,316	(374,166)	(7,227,030)	(144,120)	-
Convertible debenture	-	(1,220,139)	1,220,139	-	-
Share issue costs ( c)	(4,427,380)	-	4,427,380	-	-
Capitalized interest (d)	-	-	247,174	-	247,174
Accretion expense on debenture (c)	(250,337)	-	250,337	-	-
Reported under US GAAP	$95,682,130	$13,872,170	$(66,507,993)	$(3,500,992)	$39,545,315

	December 31, 2007
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Income (Loss)	Total
Reported under Canadian GAAP	$92,130,108	$12,870,530	$(26,144,936)	$10,896,072	$89,751,774
Mineral property expenditures (a)	-	-	(22,594,673)	(2,780,502)	(25,375,175)
Assets of discontinued operations	-	-	(1,121,315)	-	(1,121,315)
Warrants (b)	7,745,316	(374,166)	(7,227,030)	(144,120)	-
Convertible debenture	-	(1,220,139)	1,220,139	-	-
Share issue costs ( c)	(4,427,380)	-	4,427,380	-	-
Capitalized interest (d)	-	-	56,582	-	56,582
Accretion expense on debenture (c)	(250,337)	-	250,337	-	-
Reported under US GAAP	$95,197,707	$11,276,225	$(51,133,516)	$7,971,450	$63,311,866

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

		Years ended December 31,

	Cumulative from
	inception (1985) to
Statements of Cash Flows	December 31, 2009	2009	2008	2007
Operating activities
Operating activities under Canadian GAAP	$(21,132,897)	$(5,149,045)	$(7,473,189)	$(3,561,088)
Mineral property expenditures (a)	(23,862,538)	(160,640)	-	(9,959,176)
Operating activities under US GAAP	$(44,995,435)	$(5,309,685)	$(7,473,189)	$(13,520,264)

Investing activities
Investing activities under Canadian GAAP	$(131,754,309)	$(36,998,942)	$(38,801,865)	$(16,110,196)
Mineral property expenditures (a)	23,862,538	160,640	-	9,959,176
Operating activities under US GAAP	$(107,891,771)	$(36,838,302)	$(38,801,865)	$(6,151,020)

a)	Mineral Property Expenditures

Canadian GAAP allows exploration and development costs to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration and development expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under ASC Topic 835, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. On August 28, 2007 the Company announced the results of the Feasibility Study for the Rosemont project and the approval by the Board of Directors to begin mine development. In the final four months of 2007 the Company had capitalized $3,252,194 of deferred development expenditures.

Investment in mining exploration expenditures, net of related payables, and certain expenditures incurred in 2009 that were deferred under Canadian GAAP amounting to $160,640 (2008 - $Nil; 2007 – $9,959,176) would have been expensed under US GAAP and classified as operating activities on the consolidated statements of cash flows.

b)	Share Purchase Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) issued ASC Topic 815 (formerly, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities), as amended, and EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded in the statement of operations.

The Company had 3,563,554 warrants outstanding as at December 31, 2009. Under Canadian GAAP, The warrants have a fair value $369,974 whereas under US GAAP the warrants have a fair value $1,337,937, resulting in a charge of $967,963 to the statement of operations and the reclassification of the fair value to current liability. In May 2007, 3,750,000 warrants were exercised for proceeds of $600,000. As the fair value of the warrants on the date of exercise was $7,745,316 an additional provision of $109,453 was required for 2007 as a charge to earnings. Upon exercise of the warrants the additional amount accrued was reclassified to share capital.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

c)	Share Issue Costs

Under Canadian GAAP, share issue costs related to issuance of common shares can be either netted against share capital or charged to deficit whereas under US GAAP share issue costs are netted against share capital. For the year ended December 31, 2009, share issue costs of $2,521,531 (2008 - $Nil) were charged to the deficit.

d)	Capitalized Interest

ASC Topic 835 provides for interest costs to be capitalized for qualifying assets under development. Under Canadian GAAP, interest is capitalized only on project specific debt. Following the August 2007 approval by the Board of Directors to develop the Rosemont project, interest amounting to $190,592 in 2008 and $56,582 for 2007 would have been capitalized under US GAAP. For 2009, there was no difference under Canadian and US GAAP.

e)	Uncertain Tax Positions

The Company adopted the U.S. GAAP standards regarding uncertain tax positions. The adoption did not result in any adjustment to the opening deficit or any further increase in the liability for unrecognized tax benefits as of January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total unrecognized tax benefits at January 1, 2009	$369,000
Additions based on tax prositions related to the current year	644,000
Additions for tax positions of prior years	248,000
Reductions for tax positions of prior years	(59,000)
Total unrecognized tax benefits at December 31, 2009	$1,202,000

Due to the existence of tax assets subject to valuation allowance, no amount of the unrealized tax benefit would affect the annual effective tax rate. Additionally, due to the significant balance of loss carry-forwards of the Company in relation to the above uncertain tax positions, it has been determined that no interest and or penalties would apply. The Company or one of its subsidiaries files income tax returns in Canada and the U.S. federal jurisdictions and in various states. With few exceptions, the Company is no longer subject to examinations by U.S. or Canadian tax authorities for years prior to 2005.

f)	Deferred Financing Costs

Under Canadian GAAP, deferred financing costs are netted against the loan whereas under US GAAP, deferring financing costs are reported in non-current assets as deferred charges. Under US GAAP, the Company reclassified $24,311 of deferred financing costs from current liabilities to non-current assets.

g)	Recent Accounting Pronouncements in the United States

SFAS 161 (ASC Topic 815), “Disclosure about Derivative Instruments and Hedging Activities”

In 2008, FASB issued SFAS 161 – Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No 133 (“SFAS 161”). SFAS 161 is intended to improve financial

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for the years beginning after November 15, 2008, with early adoption encouraged. Since the Company does not apply hedge accounting, the adoption of this standard has no impact to the Company’s consolidated financial statements.

SFAS 141R (ASC Topic 805), “Business Combinations”

In December 2007, FASB issued a revised standard on accounting for business combinations (“SFAS-141R”). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. Since the Company has not been involved in any business combinations, the adoption of this standard has no impact to the Company’s consolidated financial statements.

SFAS 165 (ASC Topic 855-10), “Subsequent Events”

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009 and establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date.

SFAS 168 (ASU 2009-1), “FASB Accounting Standards Codification”

In July 2009, U.S. GAAP switched to a completely new codification scheme aimed to simply U.S. GAAP accounting research. The old system was a compilation of several unrelated labelling systems and sub systems (FASB system, SEC system, etc.) that were poorly cross-referenced and as a result was difficult when researching a particular subject to know if all applicable GAAP had been found. The statement is effective for financial statements issued for interim and annual periods after September 19, 2009 and is adopted by the Company in the 2009 annual consolidated financial statements.

FSP APB 14-1 (ASC Subtopic 470-20), “Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be at estimated fair value, as at the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. Since the Company does not have any convertible debt instruments, the adoption of this standard has no impact to the Company’s consolidated financial statements.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

EITF 07-5 (ASC Topic 815), “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Equity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Equity’s Own Stock” (“EITF 07-5”). The standard provides that an equity linked financial instrument (or embedded derivative) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company share purchase warrants and compensation options outstanding and the adoption of this standard increased the Company’s net loss from operations by $967,963 (2008 – Nil).

18.	SUBSEQUENT EVENTS

Subsequent to December 31, 2009, the Company:

(a)

On January 4, 2010 signed a credit approved term sheet with Red Kite Explorer Fund LP (“Red Kite”) whereby Red Kite will provide Augusta with a $40,000,000 senior secured loan (the “Loan”) and copper concentrate off-take agreement for the Rosemont copper project. Red Kite has issued a commitment letter subject to any required regulatory approvals and customary due diligence and legal documentation.

The proceeds will be used to redeem an existing $40,000,000 debt due on June 17, 2010. The Loan bears interest at LIBOR plus 4.5% and is expected to close by April 2010 and mature on the earlier of: (1) two years from the closing date; or (2) the date of closing of the Rosemont project senior debt financing facility. The Company retains the maximum flexibility as the Loan is pre-payable without penalty at any time prior to maturity and has a one-time option to declare no later than 18 months after closing of the Loan to extend the maturity date by one year for a fee of 2%.

Under the terms of the off-take agreement, Red Kite will purchase up to 15% of Rosemont’s copper concentrates up to a maximum 45,000 dry metric tonnes per year for a 10-year period. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges.

As part of the loan agreement, the Company will pay an origination fee of 2% and also issue 1,666,666 warrants exercisable at Cdn$3.90 per share for a three year period.

(b)

On February 11, 2010 signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) under which the Company has agreed to provide Silver Wheaton with silver and gold in an amount equal to 100% of the payable silver and gold to be produced from the Company’s Rosemont Copper project (“Rosemont”).

Silver Wheaton will pay Augusta upfront cash payments totalling $230 million and payment of $3.90 per ounce of silver and $450 per ounce of gold delivered during the mine life, or the prevailing market price, if lower. The production payments are subject to an inflationary adjustment. The upfront payment will provide a portion of the project funding for the construction of the Rosemont mine and will be drawn post permitting for construction, which is expected to be in the fourth quarter of 2010. The 2009 Rosemont Updated Feasibility Study details precious metals production averaging 2.4 million ounces of silver and up to 15,000 ounces of gold per year over a projected twenty-two year mine life.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(All amounts are in U.S. dollars unless otherwise noted)

The investment by Silver Wheaton is subject to receipt of all necessary permits to construct and operate Rosemont and Augusta having entered into committed arrangements for sufficient additional financings to construct and operate the mine.

(c)

On February 23, 2010 entered into an agreement with a syndicate of underwriters for the issuance of 11,820,000 common shares of the Company, on a bought deal basis, at a price of Cdn$2.75 per share for gross proceeds of Cdn$32,505,000 ($31,908,315).

The common shares will be offered by way of a short form prospectus to be filed in certain of the provinces of Canada, other than Quebec, pursuant to National Instrument 44-101 Short Form Prospectus Distribution and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended. On March 12, 2010, the Company closed the equity financing for net proceeds of Cdn$30,829,750 ($30,312,899).

The Company plans to use the net proceeds from this financing to advance the development of the Rosemont Copper property and for general working capital purposes.